United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
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Press Release

Signature Page

CVRD investments of US$ 11 billion in 2008
Rio de Janeiro, October 11, 2007 — Companhia Vale do Rio Doce (CVRD) states that its Board of Directors has approved an investment budget of US$ 11.0 billion1 for 2008, the largest annual investment program ever undertaken by CVRD or by any mining company in the world.
The 2008 budget is part of the firm’s strategic plan and underpins the 5 year, U$59 billion investment program and consequently involves a significant increase in capex for organic growth as compared with the period 2003-2007, estimated at US$ 18 billion. The decision to invest on such a huge scale is firmly based on our confidence in the long-term fundamentals of the global economy and on the belief of a structural change in the demand for minerals and metals.
The Company will concentrate on organic growth, with the development of a wide portfolio of projects founded on its world-class asset base. In order to support this expansion, CVRD will invest heavily in logistics infrastructure and energy generation.
This investment process is anchored by rigorous discipline in capital allocation, research excellence, development of projects and operations and in corporate social responsibility.
Priority for allocation for the Company’s cash-flow will be the financing of growth-related activities, within a framework of a solid balance-sheet and a low-risk debt profile.
The completion of the planned investments should lead to a significant increase in CVRD’s main products. In the case of iron-ore, production in 2012 should reach 422 million metric tons (mmt), with production by the end of the same year running at 450 mmt.
With the implementation of the strategic plan, the Company’s goal is to maintain a solid increase in cash generation, produce substantial shareholder value and create thousands of new jobs. This process is rooted in the Company’s basic values: ethical standards, transparency, emphasis on corporate social responsibility, respect for life and diversity, entrepreneurial spirit and the ongoing quest for operational excellence.
CVRD production

						Millions of metric tons
						CAGR	CAGR
Product	2003	2007E	2008E	2012E		07-12	03-07
Iron ore	186.0	300.0	325.0	422.0	[2]	7.1%	12.7%
Pellets[3]	13.0	17.6	20.0	33.0		13.4%	7.9%
Coal	—	2.9	7.6	15.2		39.3%	—
Nickel[4],[5]	—	260.0	280.0	507.0		14.3%	—
Copper[4]	—	290.0	300.0	592.0		15.3%	—
Alumina	2.3	4.3	5.3	8.2		13.8%	16.9%
Break-down of investment budget
The program involves more than 30 projects, located in Brazil, Peru, Chile, Canada, Australia, Indonesia, New Caledonia, Mozambique and Oman. Investments in Brazil will account for 73% of the budgeted resources for 2008, an amount of US$ 8 billion.
Of the 2008 budget, US$ 8.436 billion will be invested in organic growth, corresponding to 76.7% of total spending, with US$ 7.552 billion going to project execution and US$ 884 million in R&D. Expenses with R&D include US$ 349 million set aside for the mineral exploration program.

1	The budget includes financial disbursements in investments in consolidated format according to generally accepted US accounting principles (US GAAP). The main CVRD subsidiaries consolidated according to US GAAP are As: CVRD Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Miningo, Centro-Atlântica Railroad(FCA), CVRD Australia, CVRD International, and CVRD Overseas.

2	Operation reaching annual production of 450 million tons in 4Q12.

3	Does not contain production volume from joint ventures (Nibrasco, Kobrasco, Itabrasco, Hispanobras and Samarco). In 2007 the production of pellets by these firms which is attributable to CVRD in proportion to its shareholdings in them will be 18 million metric tons. The construction of the third Samarco pelletization plant with a volume of 7.6 Mtpa – will take place in 1H08.

4	In 1.000’s of tons.

5	Does not include volumes of finished nickel produced under tolling agreements with concentrate purchased from third parties.

Investments to support existing operations are estimated at US$ 2.563 billion. This represents an increase of US$ 568 million over the amount budgeted for 2007 (U$ 1.995 billion). This is explained by the growth in asset base and by the need to increase significantly investments in the Canadian nickel operations, which had received little investment in the past. Consequently, in 2008, US$ 1.019 billion will be dedicated to nickel operations.
US$ 3.618 billion will be invested on non-ferrous minerals, some 32.9% of total capex for 2008, considering the final phases of Goro and Onça Puma, both important nickel projects, and the beginning of development of Vermelho (nickel), Totten (nickel), Salobo I (copper), Papomono (copper) and Bayovar (phosphate).
Growth in iron-ore production capacity to 450 Mtpa will require heavy investment in the development of new mines, plant construction and increased logistics infrastructure. For the ferrous minerals businesses US$ 3.251 billion is set apart for 2008, whilst US$ 1.870 billion will go to logistics; of this amount for logistics, US$ 1.152 billion will go to supporting growth in iron-ore production capacity, US$ 755 million for aluminum, US$ 470 million for energy generation and US$ 390 million for coal.
INVESTIMENT BUDGET

		US$ millions
By category	2008	%
Organic growth	8,436	76,7%
Projects	7,552	68,7%
R&D	884	8,0%
Support of existing operations	2,563	23,3%
Total	11,000	100.0%

By business area	2008	%
Ferrous minerals	3,251	29,6%
Non-ferrous minerals	3,618	32,9%
Aluminum	755	6,9%
Logistics	1,870	17,0%
Coal	390	3,5%
Electrical energy	470	4,3%
Steel	81	0,7%
Others	565	5,1%
Total	11,000	100.0%
The main projects in terms of financial disbursements in 2008 are: Carajás 130 Mtpy (US$ 1.165 billion), Goro (US$ 723 million), Onça Puma (US$ 581 million), Salobo I (US$ 387 million), Alunorte 6&7 (US$ 382 million), Itabiritos (US$ 341 million), Serra Sul (US$ 145 million), along with investments in logistics — Southern Corridor ( US$ 379 million) and Northern Corridor (US$ 334 million) — and energy generation, Barcarena (US$ 188 million) and Estreito (US$ 165 million).
 Social and environmental investments
In 2008, CVRD will be investing U$ 475 million in protection and conservation of the environment, a 26.7% increase in comparison to the 2007 budget, of US$ 375 million.
We will invest US$ 280 million in social projects, a 45.1% increase over the 2007 budget, of US$ 193 million.
Accelerating growth: projects under way
 Ferrous minerals — heading for 450 million tons per year

The increase in iron-ore production capacity to 450 Mtpy will be mainly the responsibility of three big projects: Carajás 130 Mtpy, Carajás Serra Sul and Maquiné-Baú.
Carajás 130 Mtpy —located in North Carajás, in the state of Pará, Brazil, where we have production capacity of 100 Mtpy — is a project designed to add 30 million tons per year to present capacity. This includes the construction of plant with primary crusher, beneficiation and classification units and significant investments in logistics (car dumpers, stockyards and terminals). It is scheduled to be ready at the end of 2009, with an estimated cost of US$ 2.478 billion and expenses of US$ 1.165 billion in 2008.
Next year we will begin to implement the largest greenfield site in the history of the Company and the largest iron-ore project in the world: Carajás Serra Sul — in South Carajás in the state of Para, which will add 90 Mtpy of production capacity with total investments of US$ 10.094 billion. In parallel to the investment in the mine, a beneficiation plant will be built with three 30 Mtpy modules, a railroad branch of 104 kms connecting Carajás Railroad (EFC) to Serra Sul, the fourth pier of Ponta da Madeira Maritime Terminal, with new car dumpers, ship loaders and loading line and the duplication of 546 km of the EFC.
The project is due for completion by 1H12 with planned expenses for 2008 of US$ 145 million.
Maquiné-Baú is a project in the Southeast System, which will have a production capacity of 24 Mtpy and will require a total capex of US$ 2.207 billion for mine, plant and railroad, with completion date set for 2011. In 2008, investments of US$ 11 million are budgeted.
Itabiritos is a pelletizing project in the state of Minas Gerais, Brazil, part of the Southern System operations, with a nominal capacity of 7 Mtpy, and includes an iron-ore concentration plant and a 5km pipeline It is due to begin operations in the second half of next year with investments of US$ 341 million.
Usina VIII is a new pelletizing plant which will be built at the Tubarão port in the state of Espírito Santo, Brazil, with an annual production capacity of 7.5 Mtpy, adding to the complex of seven existing plants. It should be ready by 2H10 at a total estimated cost of US$ 636 million, of which US$ 95 million are due to be invested in 2008.
Considering the expansion of the steel industry in the Middle East, using electric blast furnaces, CVRD plans to develop a pelletizing plant project in Oman with capacity of 9 Mtpy of direct reduction pellets. Capex is forecast at US$ 546 million and operations are due to begin in 1H10.
 Non—ferrous minerals — doubling nickel production
As with iron-ore, CVRD has huge growth potential because of the size and quality of its proven and probable reserves, the largest in the world. We will have four of these projects under way — Goro, Onça Puma, to come on line in 2008, and Vermelho and Totten.
Goro, in New Caledonia in the South Pacific, has one of the largest deposits of lateritic nickel in the world and will have nominal production capacity of 60,000 Mtpy of refined nickel and 4,600 Mtpy of cobalt. This project, with total estimated capex of US$ 3.212 billion, has been reviewed, in depth, in order to minimize a variety of risks, and construction in 2007 has gone ahead without problems. In 2008, US$ 723 million will be invested and conclusion of this phase and commencement of operations are scheduled for the end of the year. In order to mitigate any operational risks, Goro ramp-up is planned to take place over a three-year period.
Onça Puma is built on deposits of nickel laterite (saprolite) in the state of Pará and should reach a nominal capacity of 58,000 tpy of nickel contained in ferrous-nickel, its final product. The investment for this project is estimated at US$ 1.395 billion, with US$ 581 million allocated to 2008. Civil engineering work is already well advanced, the putting up of the metal superstructure began in April 2007 and the main equipment is already being built and delivered to the site. Commissioning is scheduled for the end of 2008 and operations should begin in January 2009.

Vermelho mine, built on a nickel laterite (limonite)deposit in the mineral province of Carajás, state of Pará, has a nominal production capacity estimated at 46,000 tpy of metallic nickel and 2.800 tpy of cobalt. The expected cost of this investment is US$ 1.908 billion, with expenses budgeted at US$ 91 million for 2008. The project is scheduled for completion in 1Q12.
CVRD is allocating US$ 66 million for the development of the Totten mine, a new nickel mine in Sudbury, Ontario, Canada, an old mineral province rich in nickel sulfide with numerous by-products. The total cost of Totten is estimated at US$ 362 million, with completion forecast for 2Q11. The new mine will have a nickel-producing capacity of 8,200 tpy, 11,200 tpy of copper and 82,000 troy ounces of precious metals (platinum, gold and silver family).
In the 2008 budget, CVRD has allocated US$ 110 million for investment in the building of a nickel refinery in Voisey’s Bay, in the provinces of Labrador and Newfoundland in Canada, to produce 50,000 tpy of nickel. At present, the nickel concentrate produced in Voisey’s Bay is sent for smelting and refining to our operations in Thompson, Manitoba, and Sudbury, Ontario, while the copper concentrate is shipped directly to clients. The total cost of the project is estimated at US$ 2.177 billion and operations are scheduled to begin in 4Q11.
Salobo I is the first phase of development of the Salobo copper deposit in Carajás, Pará. Nominal capacity for Salobo 1 is estimated at 100.000 tpy of copper concentrate, with 130,000 ounces of gold per year as a by-product. The concentrate will be processed using conventional smelting technology. The capex for the project is estimated at US$ 897 million, including US$ 387 million in 2008, and it is scheduled to be completed by 2H10.
In 1Q08 CVRD’s hydro-metallurgic plant (UHC) will start up, testing technology for the processing of more complex copper minerals on an industrial scale, thus permitting direct production of cooper cathode. The success of the UHC operation will have implications for the development of Salobo II.
We are investing in the Papomono in the region of Coquimbo, in Chile, with an estimated nominal production capacity of 18,000 tpy of copper cathode. The total cost of the project is US$ 90 million, with expenses for 2008 of US$ 48 million and scheduled conclusion for 3Q09.
CVRD is beginning to invest in the development of phosphate deposits in Bayovar, in Peru. Budgeted capex is US$ 479 million, with expenses of US$ 48 million in 2008, and includes an open-pit mine with nominal production capacity of 3.9 Mtpy, and a maritime terminal.
 Bauxite and alumina — the strategic focus
Investments in bauxite and alumina projects are budgeted at US$ 755 million, some 10.0% of the total amount of expenses scheduled for projects in 2008.
The construction of modules 6 & 7 of the alumina refinery will add another 1.9 million tons to Alunorte’s production capacity and should be completed next year with ramp-up beginning in the 3rd quarter. Total cost will be US$ 846 million, with investments of US$ 382 million in 2008.
To respond to the growth in alumina production capacity, CVRD has invested in the development of the Paragominas mine, in the state of Pará, along with the first bauxite pipeline in the world, running for 244 kms to transport the bauxite to the Barcarena refinery. Paragominas I began to produce in 2Q07 and has a nominal capacity of 5.4 Mtpy of bauxite.
Paragominas II, which will take bauxite production capacity to 9.9 Mtpy, is already being built and start-up is scheduled for 2Q08. Total project cost is US$ 196 million. The third phase, Paragominas III, which will increase production capacity by 4.95 Mtpy has an estimated cost of U$ 416 million and is scheduled for completion in March 2011.
Paragominas II will supply the bauxite necessary for the operations of modules 6 & 7 of Alunorte, while Paragominas III will supply the first module of the new alumina refinery (NAR).
In July 2007, CVRD signed a memorandum of understanding for the construction of NAR in partnership with Hydro, a Norwegian aluminum producer, and will have a 20% share, in an area close to Alunorte in

Barcarena, in the state of Pará.. The plant will be developed in 4 modules, each with a production capacity of 1.85 Mtpy of alumina, totaling 7.4 Mtpy. The total investment relative to the first module is estimated at US$ 1.795 billion, of which US$ 88 million in 2008. The project is scheduled to be concluded in 2Q11.
These initiatives are consistent with CVRD’s strategy to prioritize the production of bauxite and alumina. The strategic focus on the upstream part of the aluminum chain is anchored very clearly in the competitive advantages that CVRD derives from the exploration of huge reserves of high quality bauxite, world class alumina operations and highly efficient logistics infrastructure.
 Coal — building a new business
The Company will continue its efforts in 2008 to grow its coal business organically, with investments of US$ 390 million budgeted. As well as the minority holdings it already owns in Chinese coal producers, in 2007 CVRD acquired the assets of AMCI Holdings Australia Pty (AMCI HA), in Australia, with nominal production capacity of 11 Mtpy.
CVRD has already obtained all the licenses it needs from the Mozambique government for the construction of the Moatize mine, which will have nominal production capacity 11 Mtpy, of which 8.5 Mtpy of metallurgical coal and 2.5 Mtpy of thermal coal. The start up of the development of this project depends on the completion of the negotiations related to the rail transportation of the products and the shipping terminal. The project involves a total investment US$ 1.398 billion and expenses budgeted at US$ 97 million for 2008, with a preliminary estimate of start-up of operations in 1Q11.
We have allocated US$ 96 million in the 2008 budget for the development of the Carborough Downs coal mine in the state of Queensland, in Australia. Carborough Downs is in the process of ramp-up and the investment is needed to reach nominal production capacity of 4 million tons per year. The project involves a total investment US$ 303 million with an estimate of start-up of operations in 2Q09.
· Logistics — supporting iron-ore expansion
The increment in iron-ore production capacity depends increasingly on greenfield projects, consequently requiring considerable investments in railroads and ports. It is for this reason that CVRD is investing to equip the EFC railroad with an iron-ore transportation capacity of 225 Mtpy and the Vitória to Minas (EFVM) Railroad with 135 Mtpy capacity, simultaneously with the expansion of the Ponta da Madeira port to ship 215 Mtpy and Tubarão port to ship 120 Mtpy of iron-ore. CVRD also operates and ships iron-ore from maritime terminals in Ilha de Guaíba and Itaguaí, in the state of Rio de Janeiro.
To achieve these goals we are developing the North and South Corridors and, as mentioned, Carajás Serra Sul, which involves investments in both mining and logistics.
Costs for the expansion of the North Corridor, which will be finalized next year, are estimated at US$ 334 million in 2008, and will increase EFC’s iron-ore transportation capacity to 160 Mtpy and the Ponta de Madeira shipping capacity to 107Mtpy.
The Southern Corridor will be used to increase the EFVM railroad capacity and also that of the Tubarão port and will require investments of US$ 553 million, with expenses budgeted at US$ 379 million for 2008.
Investments of US$ 414 million are being budgeted for the construction of the Litorânea Sul railroad. This will be 165 kms long and will create access to the port of Ubu in the state of Espírito Santo, to the south of Tubarão. A new industrial zone is being created in this area, which will also have a Baosteel CSV steel slab plant, a project supported by CVRD. The conclusion of this project is forecast for June 2011 and planned expenses for 2008 total US$ 43 million.

 Electrical Energy Generation — investing in infrastructure
In 2008, we will begin investing in a coal-fired thermo-electric plant in Barcarena, in Pará, with capacity of 600 MW and completion date scheduled for 4Q10.
The construction of the hydro-electric plant at Estreito, on the Tocantins river, which divides the states of Tocantins and Maranhão, Brazil, is going ahead with a permit to build. Estreito will have installed capacity of 1,087 MW and is scheduled for completion in 3Q10. CVRD has a 30% share in the consortium which owns the concession to build and operate the plant. Investments budgeted for 2008 amount to US$ 165 million.
In 2008, we will spend US$ 49 million on the construction of the hydro-electric plano at Karebbe, on the island of Sulawesi, Indonesia. This will be the third plant built by our Indonesian subsidiary, PT Inco, and the aim is to produce electricity, which will reduce costs and viabilize the production of 90,000 tpy of nickel-in-matte. The total cost of Karebbe will be US$ 252 million and start-up is scheduled for 2H10.
 Joint ventures for production of steel slabs
CVRD will participate in an integrated steel slab production plant, with an initial capacity of 5 million tons per year, in partnership with Baosteel, the largest steel producer in China. The Company’s investment in this project, Companhia Siderúrgica de Vitória (Baosteel CSV) is budgeted at US$ 718 million, with an expected disbursement of US$ 8 million in 2008.
CVRD has a share in ThyssenKrupp CSA (CSA), which should produce 5 million tons of slabs in the plant being built in the state of Rio de Janeiro. CSA will require 8.5 Mtpy of iron ore and pellets which will be supplied by CVRD. Start-up is scheduled for the first half of 2009.
These initiatives are in line with our strategy of attracting new investments to the steel industry in Brazil, thus increasing consumption of iron ore, as well as generating a series of social and economic benefits for the country.
 Description of the main projects

		Budgeted
Area	Project	US$ million		Status
		2008	Total
Ferrous Minerals and Logistics	Carajás 130 Mtpy	1,165	2,478	This project will add 30 million metric tons per year to CVRD’s capacity with the building of a new composite primary crushing plant, beneficiation and classification units and significant investments in logistics (car dumpers, stockyards and terminals). Completion scheduled for 2009.
	Southern Corridor	379	553	This is a project to increase the cacacity of the Victoria to Minas railroad (EFVM) and the port of Tubarão to support the growth in production to 20 million tons per year. Completion scheduled for January 2009.
	Itabiritos	341	973	Construction of a pelletizing plant in Minas Gerais, with a nominal production capacity of 7 million metric tons a year, and an iron ore concentration plant. Operational start-up is scheduled for the second semester of 2008.
	Northern Corridor	334	956	The expansion of the Northern Corridor will increase the iron ore transportation capacity of the Carajas railroad(EFC) to 160 million tons and the shipping capacity of the Ponta de Madeira maritme terminal to 107 million tons. Completion is programmed for the end of 2008.

	Carajás Serra Sul	145	10,094	On the southern range of Carajás, in the state of Pará, this comprises 90 million tons per year and investment in the mine, plant and railroad. Completion is scheduled for the first half of 2012. Subject to approval by the Board of Directors.
	Usina VIII	95	636	This is a new pelletizing plant which will be built at the port of Tubarão, in the state of Espírito Santo, with an annual production capacity of 7.5 million tons per year and will be part of the seven plant complex already there. Completion is scheduled for the second half of 2010. Subject to approval by the Board of Directors.
	Oman Pelletizing Plant	82	546	CVRD plans to develop a project for the construction of a pelletizing plant in Oman, in the Middle East, for the production of 9 million tons per year of direct reduction pellets. Start-up of operations is scheduled for the first half of 2010. Subject to approval by the Board of Directors.
	Fazendão	50	129	Project for the production of 15.8 million metric tons of ROM (unprocessed) iron ore per year. Project for the production of 15.8 million metric tons of ROM (unprocessed) iron ore per year. This project will make it possible for Samarco’s third pelletizing plant to begin operations. Work began in 2H06 and will be completed in 1Q08, with the start-up of operations.
	Litorânea Sul Railroad	43	414	The Litôranea Sul Railroad will be 165 kilometers long and will give access to the port of Ubu in the state of Espirito Santo. Completion of investments is scheduled for June 2011. Subject to approval by the Board of Directors.
	Maquiné-Baú	11	2,207	Maquiné-Baú is a project in the Southeastern System which will have a production capacity of 24 million tons per year and will require investments in the mine, plant and railroad, with completion scheduled for 2011. Subject ot approval by the Board of Directors.

Non-ferrous	Goro	723	3,212	This project is in New Caledonia, South Pacific, and has a nominal capacity of 60,000 tons per year of refined nickel and 4,600 tons of cobalt. Scheduled for completion at end of 2008.
	Onça Puma	581	1,395	In the state of Pará, this mine will have a nominal capacity of 58,000 tons per year of nickel content in ferro-nickel, its final product. Completion scheduled for end 2008 and start-up of production for january 2009.
	Salobo	387	897	The project will have a production capacity of 100,000 tons of copper concentrate. Scheduled for completion in 2Q10.
	Voisey’s Bay	110	2,177	The construction of a refinery in Voisey’s Bay, in Labrador and Newfoundland, in Canada, to produce 50,000 tons per year of refined nickel. Start-up of operations is scheduled for the end of 2011. Subject to approval by the Board of Directors.
	Vermelho	91	1,908	Production capacity is expected to be 46,000 tons of metallic nickel and 2,800 tons per year of cobalt. Completion programed for the first quarter of 2012.
	Totten	66	362	This is a new nickel mine in Sudbury, Canada, projected to produce 11,200 tons of copper, 8,200 tons of nickel and 82,000 oz of precious metals. Scheduled for completion in 2Q11.
	Bayovar	48	479	An open pit mine in Peru with nominal production capacity of 3.9 million tons per year of phosphate. Completion expected in 2010. Subject to approval by the Board of Directorss.
	Papomono	48	90	In the Coquimbo region in Chile, production cacpacity is 18,000 tons of copper cathode and set for completion in 3Q09. Subject to the approval of the Board of Directors.

Coal	Moatize 97 1.398			This project is located in Mozambique and will have a production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Expected to be completed in 1Q11, but still subject to approval by the Board of Directors.
	Carborough Downs 96 303			Development of the Carborough Downs coal mine, in Queensland, Australia. At present the mine is in the ramp up process, working up production until reaching a capacity of 4 million tons per year. Operation at full capacity is scheduled for the second quarter of 2009.

Aluminum	Alunorte modules 6 and 7	382	846	The construction of stages 6 and 7 will raise the refinery’s production capacity to 6.26 million tons of alumina a year. Completion programmed for 3Q08.
	New Alumina Refinery (NAR) [1]	88	1,795	The new refinery will be in Barcarena, in the state of Pará. The plant will be developed in four stages, each one with a production capacity of 1.85 million tons per year (Mpty) with a final capacity of 7.4 Mtpy. Completion is expected in 2Q11. Subject to approval by the Board of Directors.
	Paragominas II	61	196	The second phase of Paragominas will add 4.5 million tons to the 5.4 million tons per year of the first phase. Due for completion in 2Q08.
	Paragominas III	30	416	The third phase, Paragominas III, which will add 4.95 million tons to the present capacity, will be completed in March 2011. Subject to approval by the Board of Directors.

Energy	Barcarena	188	898	Project for the construction of a thermo-electric plant with installed capacity of 600 MW in the state of Pará. Completion scheduled for December 2010.
	Estreito	165	514	The Estreito project, on the river Tocantins, on the border of the states of Maranhão and Tocantins, has already obtained a permit to build. The plant will have an installed capacity of 1,087 MW and should be completed in September 2010. CVRD has a 30% share in the consortium which will build and operate the plant.
	Karebbe	49	252	Hydro-electric plant at Karebbe in Indonesia, whose aim is to supply energy to PT Inco operations, making possible the production of 90,000 tons of nickel in matte. Start-up of operations expected for 2010.

[1]	Total estimated Capex for the project
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 11, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations